K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

November 13, 2020
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christina DiAngelo Fettig
Patrick Scott

Re:	Touchstone Funds Group Trust (the “Trust”) — File No. 333-249505
Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Scott:
On behalf of the Trust, we submit this letter in response to comments received by telephone on October 27, 2020 from Christina DiAngelo Fettig of the accounting review staff of the Securities and Exchange Commission (the “SEC”) and on November 11, 2020 from Patrick Scott of the disclosure review staff of the SEC with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Touchstone Sands Capital Select Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Touchstone Sands Capital Institutional Growth Fund (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), a series of Touchstone Institutional Funds Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on October 15, 2020, accession no. 0000914243-20-000113.
For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.
Accounting Staff Comments
Comment 1 — Under the heading “Questions & Answers,” with respect to the question titled  “How Do Fees and Expenses of the Funds Compare,” please disclose that the gross expenses before any waivers are expected to be higher following the Reorganization.

Response to Comment 1 — The Trust has revised the disclosure as follows:
In addition, while the gross expenses of Institutional Class shares of the Acquiring Fund before any waivers, on a pro forma basis, are higher than the annual operating expenses of Institutional Class shares of the Target Fund, the net annual fund

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November 13, 2020

operating expenses of the Institutional Class of shares of the Acquiring Fund, as a percentage of average net assets, on a pro forma basis, are equal to the annual fund operating expenses of Institutional Class shares the Target Fund.
Comment 2 — Under the heading “Questions & Answers,” with respect to the question titled  “How Do Fees and Expenses of the Funds Compare,” please add disclosure regarding the differences in the Target Fund and the Acquiring Fund’s current fee structures.  The accounting staff notes that the Target Fund charges a unified fee, whereas the Acquiring Fund does not.
Response to Comment 2 — The Trust has revised the disclosure as follows:
Currently, the Target Fund pays a unified management fee at an annualized rate, based on the average daily net assets of the Fund, whereas the Acquiring Fund pays a standard advisory fee based on net assets of the Acquiring Fund with breakpoints, as more fully described below. Following the Reorganization, the ~~The~~ advisory fee rate of the combined Fund ~~after the Reorganization~~ will be lower than the advisory fee rate for each of the Funds prior to the Reorganization. The shares of the Target Fund and the Institutional Class shares of the Acquiring Fund are not subject to any Rule 12b-1 fees or sales charges.
Comment 3 — As a general matter, please include the hyperlinks required by the FAST Act.
Response to Comment 3 — The Trust will make the requested change throughout the Registration Statement.
Comment 4 — On Page 2 of the Registration Statement, in the Comparative Fee table, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response to Comment 4 — The Trust so confirms.
Comment 5 — On Page 2 of the Registration Statement, in the Comparative Fee table, the accounting staff notes that expenses for Institutional Class shares are estimated for the first year of operations, per Footnote 1 to the Comparative Fee Table.  However, the accounting staff further notes that the pro forma fee information for the Acquiring Fund is different than the estimated fee information for Institutional Class shares.  If the Institutional Class shares will only be sold in connection with the Reorganization, please confirm why the estimated fee information is different than the pro forma fee information.
Response to Comment 5 — In response to the staff’s comment, the Trust notes that Institutional Class shares were launched with seed capital on September 1, 2020, and that, at launch, “Other Operating Expenses” were estimated based on that assumption.  However, upon further review, the Trust has determined to revise estimated “Other Operating Expenses” for the Acquiring Fund to reflect the Reorganization.  The

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Registration Statement will be revised to reflect that “Other Operating Expenses” are estimated to be 0.19%.
Comment 6 — On Page 2 of the Registration Statement, in the Comparative Fee table, please confirm in correspondence why “Other Expenses” of the Acquiring Fund will increase following the Reorganization.
Response to Comment 6 — Please see response to Comment 5, above.
Comment 7 — The accounting staff notes that the Acquiring Fund previously paid a performance based fee.  Please confirm in correspondence that the Registrant considered the guidance in Release 7113 and whether the new contract complies with such guidance.  (Please reference the specific applicable sections, including the section referencing the lesser of the amounts which would have been paid under the original contract or the amount payable under the new contract, of the guidance and how the contract complies.)
Response to Comment 7 — The SEC provided in Release 7113 guidance regarding the transition of a fulcrum (or, performance) fee based advisory contract to a flat fee based agreement. The SEC noted in such guidance that to ensure fairness to the fund during any such transition, that the appropriate method for winding down any fulcrum fee contract would be for the fee payable by the fund during such time to be the lesser of the amount owed under the prior contract or the new contract. Specifically, the SEC staff noted that “[the] cancellation of a “rolling” performance fee contract during a period of substandard performance could be unfair to the investment company if a percentage of assets or different performance fee contract with the same adviser were substituted. The appropriate method of “winding down” a rolling performance fee contract would be to give the investment company substantial advance notice, (i.e., not less than half of the fee computation period specified in the contract) of the adviser's intention to cancel the contract and to provide that the fee payable during such "winding down" period shall be the lesser of the amount which would have been due under the original contract or the fee payable under the new contract.”
Here, the advisory fee that became effective on June 1, 2020 is equal to the lowest possible advisory fee under the previous fee structure. Specifically, the Acquiring Fund formerly had a performance fee component such that if the rolling 12-month performance of the Acquiring Fund was +/-2.50% from its benchmark, the advisory and sub-advisory fees were adjusted by +/-0.15%.  Effective June 1, 2020, the fulcrum fee was eliminated from the Acquiring Fund’s advisory fee and the advisory fee was reduced by 0.15% across all tiers. Given that the fee payable under the amended advisory agreement will always be lower under any performance scenario than what would have been owed by the Acquiring Fund under the fulcrum-based advisory agreement, there is no need to compare fees under the fulcrum-based advisory agreement and the amended advisory agreement for any period of time.

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Comment 8 — On Page 2 of the Registration Statement, in the Comparative Fee table, the accounting staff notes that Footnote 2 to the Comparative Fee table states that other expenses for the new Institutional Class shares are based on fees and expenses incurred for Class Y shares.  Please explain in correspondence the reason for the discrepancy between the amounts shown for “Other Expenses” in the Comparative Fee table and the amounts shown for “Other Expenses” in the prospectus for Class Y shares.
Response to Comment 8 — Expenses for Institutional Class shares of the Acquiring Fund were based on expenses for Class Y shares, but were adjusted to reflect differences in share class type, investment minimums, and the fact that Institutional Class shares are expected to have significantly more assets than Class Y shares. These factors account for the discrepancy between the amounts shown for “Other Expenses” in the Comparative Fee table and the amounts shown for “Other Expenses” in the prospectus for Class Y shares.
Comment 9 — On Page 4, under the heading “How do the Funds’ Performance Records Compare” please confirm in correspondence why Class Z shares’ performance is shown when Class Y shares were selected for the Comparative Fee table.
Response to Comment 9 — The Trust notes that performance is shown for Class Z shares because Class Z shares are the oldest share class of the Acquiring Fund.  The Trust believes this is consistent with the requirements of Instruction 3(b) to Item 4(b) of Form N-1A. The Trust further notes that Class Y shares are used for purposes of estimating expenses for Institutional Class shares of the Acquiring Fund because Class Y shares’ expenses are more similar to Institutional Class shares’ expenses than Class Z shares expenses.
Comment 10 — On Page 9, the Registration Statement notes that “The Board’s evaluation took into consideration the changes to the Acquiring Fund that became effective prior to the reorganization.”  Please confirm in correspondence whether there were any other changes to the Acquiring Fund, other than the changes to the fee structure.
Response to Comment 10 — As disclosed in a supplement to the Acquiring Fund’s registration statement dated May 26, 2020, the Board also considered and approved changes to the Acquiring Fund’s expense limitation agreement, changes to the Acquiring Fund’s distribution frequency, and approved the creation and designation of Institutional Class shares and Class R6 shares.
Comment 11 — Please clarify in the disclosure on Page 11 under the heading “Material Federal Income Tax Consequences” that there will be no repositioning of the Acquiring Fund’s portfolio before or after the Reorganization.

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Response to Comment 11 — The Trust has added the following to the end of the second to last paragraph on Page 11:
The Acquiring Fund also does not plan to reposition its portfolio prior to or after the reorganization.
Comment 12 — On Page 13, the accounting staff notes that the disclosure states that “the Target Fund pays a unified fee.”  Please consider disclosing the terms of the unified management fee.
Response to Comment 12 — The Trust has revised the disclosure as follows:
The Target Fund pays a unified management fee from the Fund at an annualized rate, based on the average daily net assets of the Fund. Under the unified fee arrangement, the Adviser is responsible for compensating any third-party engaged to provide services under its supervision, including sub-advisors, sub-administrators, transfer and dividend disbursing agents, and custodians. The Adviser is also responsible for payment of the fees of the Independent Trustees, the independent registered public accounting firm and legal counsel (excluding costs in connection with certain litigation or administrative actions).
Comment 13 — In the Narrative Pro Forma section of the Statement of Additional Information (“SAI”), please include reference to the audited financial statements and state that they should be read in connection with the pro forma narratives.
Response to Comment 13 — The Trust has added the following disclosure under the heading “Narrative Description of the Pro Forma Effects of the Reorganization:”
The pro forma information provided herein should be read in conjunction with the shareholder reports noted above which are on file with the SEC and available at no charge.
Comment 14 — Also in the Narrative Pro Forma section of the SAI, please note that no repositioning will occur either before or after the Reorganization.
Response to Comment 14 — The Trust has added the following disclosure under the heading “Reorganization Costs:”
The Acquiring Fund does not plan to reposition its portfolio prior to or after the reorganization.
Comment 15 — Also in the Narrative Pro Forma section of the SAI, please explain why Administration fees are expected to increase.  For example, does the Acquiring Fund charge a separate administrative fee that the Target Fund does not?

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Response to Comment 15 — The Trust notes that Administration Fees are expected to increase following the reorganization because the Target Fund does not currently incur separate Administration Fees because of the unified fee structure.  The Acquiring Fund, both before and after the Reorganization will incur a separate Administration Fee.
Disclosure Staff Comments
Comment 16 — The disclosure staff notes that the disclosure in the Registration Statement repeatedly notes that the Reorganization is intended to eliminate multiple funds with identical investment goals.  However, the disclosure staff further notes that only one Reorganization is contemplated in the Registration Statement. Please reconcile this different.
Response to Comment 16 — The Trust notes that the reference to “multiple funds” throughout the Registration Statement refers to the two funds that are involved in the Reorganization.  The Trust believes the disclosure in this regard is sufficiently clear for shareholders.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 17 — In the “Questions & Answers” portion of the registration statement, please consider disclosing why shareholders are being asked to vote to approve the Reorganization, when shareholder approval is not required.
Response to Comment 17 — The Trust respectfully notes that shareholders are not being asked to approve the Reorganization for the reasons stated in the Registration Statement.  The Trust believes that the Registration Statement is sufficiently clear that shareholder approval is not being sought.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 18 — Please consider disclosing, where appropriate, what will happen should shareholders not vote in favor of the Reorganization.
Response to Comment 18 — The Trust notes that shareholder approval is not being sought in connection with the Reorganization for the reasons stated in the Registration Statement.  As the Board of Trustees of the Trust has approved the Reorganization, the Reorganization will occur as detailed in the Registration Statement.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 19 — Under the heading “Reorganization - How do the Funds’ investment goals and principal investment strategies compare,” please include a summary highlighting the key differences between the Funds’ investment strategies.
Response to Comment 19 — The Trust has revised the disclosure immediately under the heading “How do the Funds’ investment goals and principal investment strategies compare” as follows:

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The Funds have identical investment goals ~~and substantially identical investment strategies~~.  The Funds’ investment strategies are identical with the exception of the inclusion of additional language describing the sub-advisor’s investment process that is included in the Target Fund’s principal investment strategies.  There is no difference in the manner in which the Funds’ strategies are implemented.
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The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Meredyth A. Whitford-Schultz, Secretary of the Trust Clair E. Pagnano, Partner, K&L Gates LLP